

July 15, 2013

Via E-mail
Elisa D. Garcia
Vice President and General Counsel
Office Depot, Inc.
6600 North Military Trail
Boca Raton, FL 33496

> **Re:** **Office Depot, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 8, 2013**
> **File No. 001-10948**

Dear Ms. Garcia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please fill in the blanks in the proxy statement.

General Information, page 3

Who will pay for the cost of this proxy solicitation?, page 6

2. We note that you intend to solicit proxies by in person, by telephone, electronic transmission and facsimile transmission. Please be advised that all written solicitation materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please refer to Rule 14a-6(b) and (c) and confirm your understanding in this regard.

Item 1:  Election of Directors, page 12

3.  We note footnote 1 on page 13.  Given that the Special Meeting has taken place, please update your proxy statement to reflect that fact.

4.  Please revise your disclosure to explain why you recommend that security holders vote for your nominees.

5.  We note your disclosure that you may introduce substitute nominees.  Please confirm that should you lawfully identify or nominate substitute nominees before the meeting, that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A.

Biographical Information on the Nominees, page 12

6.  With respect to Messrs. Austrian and Colligan and Mesdames Evans, Gaines and Mason, please revise the disclosure to describe more specifically each person's principal occupations and employment during the past five years.  Please refer to Item 401(e)(1) of Regulation S-K. To the extent any of these persons is retired or was otherwise not employed during the past five years, please state so explicitly.

Form of Proxy Card

7.  Please clearly mark the form of proxy card as a preliminary copy.  Please refer to Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, Daniel Duchovny, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3619 or me, at (202) 551-3720 if you have any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc:    Amy Bowerman Freed